                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                              GEOWORKS CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   373692-10-2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 1, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 2 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Newcastle Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,788,952
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,788,952
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,788,952
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 3 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Newcastle Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,788,952
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,788,952
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,788,952
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 4 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Newcastle Capital Group, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,788,952
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,788,952
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,788,952
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 5 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Mark E. Schwarz
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    7,477,905
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                7,477,905
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,477,905
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     25.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 6 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Steven J. Pully
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 7 of 15 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 John P. Murray
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 8 of 15 Pages
------------------------                                  ----------------------

                                  SCHEDULE 13D
                                  ------------

This  Statement is jointly  filed by Newcastle  Partners,  L.P., a Texas limited
partnership  ("NP"),  Newcastle  Capital  Management,   L.P.,  a  Texas  limited
partnership ("NCM"),  Newcastle Capital Group, L.L.C., a Texas limited liability company ("NCG"), Mark E. Schwarz,  Steven J. Pully and John P. Murray,  relating to shares of common stock of Geoworks  Corporation,  a Delaware corporation (the
"Issuer").

ITEM 1.     SECURITY AND ISSUER

Securities acquired:     Shares of Common Stock, par value $0.001 per share (the
                         "Common Stock").

Issuer:                  Geoworks Corporation
                         6550 Vallejo Street, Suite 102
                         Emeryville, CA 94608

ITEM 2.     IDENTITY AND BACKGROUND

            (a)-(c) This  Statement is jointly  filed by NP, NCM,  NCG,  Mark E.
Schwarz,  Steven  J.  Pully  and John P.  Murray  (collectively  the  "Reporting
Persons").  Because Mark E. Schwarz is the managing  member of NCG, which is the general partner of NCM (with Mr. Schwarz,  NCG and NCM,  hereinafter referred to as the "Controlling  Persons"),  which in turn is the general partner of NP, the
Controlling  Persons  may be deemed,  pursuant  to Rule 13d-3 of the  Securities
Exchange Act of 1934, as amended (the "Act"), to be the beneficial owners of all shares of Common Stock held by NP. The  Reporting  Persons are filing this joint
Statement,  as they may be considered a "group"  under  Section  13(d)(3) of the
Act.  However,  neither the fact of this filing nor  anything  contained  herein shall be deemed to be an  admission by the  Reporting  Persons that such a group exists.

            As stated above,  Mark E. Schwarz is the managing member of NCG. The principal business of NCG is acting as the general partner of NCM. The principal business of NCM is acting as the general  partner of NP. The principal  business of NP is  investing  in  securities.  Mr.  Schwarz is also a director  and Chief
Executive Officer of the Issuer.

            Steven  J.  Pully  is the  President  of NCM and a  director  of the
Issuer.

            John P. Murray is an employee of NCM and the Chief Financial Officer of the Issuer.

            The principal place of business for each of the Reporting Persons is
300 Crescent Court, Suite 1110, Dallas, Texas 75201.

            (d) During the last five years,  none of the Reporting  Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 9 of 15 Pages
------------------------                                  ----------------------

            (e) During the last five years,  none of the Reporting  Persons have been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of Mark E. Schwarz, Steven J. Pully and John P. Murray is a
citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS

            As of May 9, 2003, NP had invested $163,905  (inclusive of brokerage commissions)  in shares  of  Common  Stock.  The  source of these  funds was the working capital of NP. Neither NCG nor NCM directly owns any Common Stock.

            As of May 9, 2003, Mark E. Schwarz had invested $162,500  (inclusive of brokerage  commissions) in shares of Common Stock.  The source of these funds was personal funds of Mr. Schwarz.

ITEM 4.     PURPOSE OF THE TRANSACTION

            NP and Mr.  Schwarz  acquired the Common Stock  because they believe that the Common Stock represents an attractive investment  opportunity.  Messrs.
Schwarz  and Pully  were  appointed  to the  board of  directors  of the  Issuer pursuant  to a Stock  Purchase  Agreement  dated April 30, 2003 by and among the
Issuer,  NP and Mark E.  Schwarz,  which  closed  on May 1,  2003.  The board of directors of the Issuer also appointed Mr. Schwarz as Chief Executive Officer of the Issuer and John P. Murray as Chief Financial  Officer of the Issuer.  In the
future,  the Reporting  Persons may support  other  nominees for election to the
Issuer's  board of  directors.  The Reporting  Persons may also support  actions including  amendment  to the  Issuer's  charter  which  will allow the Issuer to preserve utilization of certain tax benefits.

            NP and Mr.  Schwarz  reserve  the right to  acquire,  or dispose of, additional securities of the Issuer, to the extent deemed advisable, in light of
NP's  or  Mr.  Schwarz's  general   investment  and  trading  policies,   market
conditions, the availability of shares of Common Stock or other factors.

            Other than as described  above and in Messrs.  Pully's and Schwarz's capacities  as directors of the Issuer,  the  Reporting  Persons have no present plans or proposals which would result in any of the following:

                  1) any extraordinary corporate transaction,  such as a merger, reorganization  or  liquidation,  involving the Issuer or any of its subsidiaries;

                  2) any sale or transfer of a material  amount of assets of the
            Issuer or of any of its subsidiaries;

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 10 of 15 Pages
------------------------                                  ----------------------

                  3) any change in the present board of directors or managers of the Issuer;

                  4) any  material  change  in  the  present  capitalization  or dividend policy of the Issuer;

                  5) any other  material  change  in the  Issuer's  business  or corporate structure;

                  6) any change in the Issuer's charter,  by-laws or instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Issuer by any person;

                  7) causing a class of  securities of the Issuer to be delisted from a national  securities exchange or to cease to be authorized to be  quoted  in an  inter-dealer  quotation  system  of a  registered national securities association;

                  8)  causing  a class of  securities  of the  Issuer  to become
            eligible  for  termination  of  registration   pursuant  to  Section
            12(g)(4) of the Act; or

                  9) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the  Reporting  Persons  is based upon  22,134,757  shares of Common
Stock  outstanding  as of  February  1, 2003 based upon the  Issuer's  Quarterly
Report on Form  10-Q  filed  with the  Securities  and  Exchange  Commission  on
February 14, 2003 plus the  7,377,905  shares of Common Stock that were recently issued to NP and Mr. Schwarz by the Issuer.

            As of May 9, 2003, NP beneficially  owned 3,788,952 shares of Common
Stock,  representing  approximately  12.8% of the issued and outstanding  Common
Stock of the Issuer.

            As of May 9, 2003,  NCM, as the general partner of NP, may be deemed to beneficially own the 3,788,952 shares of Common Stock  beneficially  owned by
NP, representing  approximately 12.8% of the issued and outstanding Common Stock of the Issuer.

            As of May 9, 2003, NCG, as the general partner of NCM, which in turn is the  general  partner  of NP,  may also be  deemed  to  beneficially  own the
3,788,952  shares  of  Common  Stock  beneficially  owned  by  NP,  representing approximately 12.8% of the issued and outstanding Common Stock of the Issuer.

            Mark E. Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially own the 3,788,952 shares of Common Stock  beneficially owned by NP, representing  approximately  12.8% of the issued and outstanding common stock of the Issuer.  In addition,  Mr. Schwarz  directly owns 3,688,953 shares of Common

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 11 of 15 Pages
------------------------                                  ----------------------

Stock  of the  Issuer,  which,  together  with  the  Common  Stock  held  by NP, represents approximately 25.3% of the issued and outstanding Common Stock of the
Issuer.

            Currently,  Messrs. Pully and Murray do not own any shares of Common
Stock of the Issuer.

            (b) By virtue of his position  with NP, NCM and NCG, Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this Statement.

            The filing of this  Statement on Schedule 13D shall not be construed as an admission  that Mr. Schwarz is, for the purposes of Section 13(d) or 13(g)
of the Act, the beneficial  owner of any of the 3,788,952 shares of Common Stock owned by NP.  Pursuant to Rule 13d-4 of the Act, Mr. Schwarz  disclaims all such beneficial ownership.

            (c) The  transactions  in the  Issuer's  securities  during the last sixty days are as follows:

                            Newcastle Partners, L.P.
                            ------------------------

Transaction Date       Buy/Sell       Quantity (Shares)      Price per Share ($)
----------------       --------       -----------------      -------------------

4/21/03                Buy                100,000               $0.014
5/01/03                Buy              3,688,952               $0.044

                                 Mark E. Schwarz
                                 ---------------

Transaction Date       Buy/Sell       Quantity (Shares)      Price per Share ($)
----------------       --------       -----------------      -------------------

5/01/03                Buy              3,688,953               $0.044

                                 Steven J. Pully
                                 ---------------

                                      None

                                 John P. Murray
                                 --------------

                                      None

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such shares of Common Stock.

            (e) Not Applicable.

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 12 of 15 Pages
------------------------                                  ----------------------

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER

            Other than as described herein, there are no contracts, arrangements or understandings  among the Reporting Persons, or between the Reporting Persons or any other person, with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Joint  Filing  Agreement  dated May 9, 2003 among NP, NCM,  NCG, Mr.
            Schwarz, Mr. Pully and Mr. Murray.

Exhibit 2   Stock Purchase  Agreement dated April 30, 2003 among the Issuer,  NP and Mr.  Schwarz  (Incorporated  by reference to Exhibit 99.2 to the
            Issuer's Current Report on Form 8-K/A filed on May 12, 2003).

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 13 of 15 Pages
------------------------                                  ----------------------

                                   SIGNATURES
                                   ----------

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 9, 2003                   NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its general partner

                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       Steven J. Pully

                                       /s/ John P. Murray
                                       -----------------------------------------
                                       John P. Murray

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 14 of 15 Pages
------------------------                                  ----------------------

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT
                             ----------------------

            In accordance  with Rule 13d-1(k) under the Securities  Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them  of a  Statement  on  Schedule  13D  (including  any and all  amendments thereto)  with  respect  to the Common  Stock,  par value  $0.001 per share,  of
Geoworks  Corporation,  and further agree that this Joint Filing Agreement shall be included as an Exhibit to such Statement.

            The undersigned  further agree that each party hereto is responsible for the timely  filing of such  Statement  on  Schedule  13D and any  amendments thereto,  and for the accuracy and  completeness of the  information  concerning such party contained therein;  provided,  however,  that no party is responsible for the accuracy or completeness of the information  concerning any other party, unless  such  party  knows or has  reason to believe  that such  information  is inaccurate.

            This Joint Filing  Agreement may be signed in counterparts  with the same  effect  as if the  signature  on  each  counterpart  were  upon  the  same instrument.

------------------------                                  ----------------------
CUSIP No. 373692-10-2                 13D                    Page 15 of 15 Pages
------------------------                                  ----------------------

            IN WITNESS WHEREOF,  the undersigned have executed this Agreement as of May 9, 2003.

                                       NEWCASTLE PARTNERS, L.P.

                                       By: Newcastle Capital Management, L.P.,
                                           its general partner

                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                       By: Newcastle Capital Group, L.L.C.,
                                           its general partner

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       NEWCASTLE CAPITAL GROUP, L.L.C.

                                       By: /s/ Mark E. Schwarz
                                           -------------------------------------
                                           Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       -----------------------------------------
                                       Mark E. Schwarz

                                       /s/ Steven J. Pully
                                       -----------------------------------------
                                       Steven J. Pully

                                       /s/ John P. Murray
                                       -----------------------------------------
                                       John P. Murray